Exhibit 99.1

TNL Mediagene Announces Preliminary 2024 Financial Results and 2025 Outlook:

2024 results in strong revenue and proforma EBITDA performance

Management expects continued revenue growth in the 2025 fiscal year

April 10, 2025 – TNL Mediagene (NASDAQ: TNMG), a leading media and technology company in Asia, today announced its preliminary unaudited financial results highlights for the year ended December 31, 2024, and provided an outlook for 2025.

2024 Unaudited Preliminary Highlights

1.	Pro-Forma Revenue Growth: TNL Mediagene achieved a revenue increase of more than 30% year-over-year. This growth was driven by revenue diversification into more tech and data powered products, like establishing retail media networks, new strategic data partnerships, and innovative content, resulting in increased user engagement, especially in short-form video formats.

2.	Pro-Forma EBITDA: On a normalized basis excluding extraordinary items, including one-time DeSPAC and IPO expenses, and currency fluctuations, adjusted EBITDA is expected to be near profitability.

Management Commentary

“Despite the one-time DeSPAC and IPO fees and time and resource consuming process, 2024 was a very successful year for us,” said Joey Chung, CEO of TNL Mediagene. “Our revenue grew considerably, and EBITDA margins improved substantially as well, especially when excluding foreign exchange adjustments, which would show even larger numbers. We achieved significant synergies across our operations in Japan and Taiwan, and aim to continue to greatly diversify our media, revenue and products across different languages, and include more data analytics, content commerce and AI services. We are confident that 2025 will also be a year of growth for us. Importantly, we are one of the few media/tech/data/e-commerce companies that are close to achieving operational profitability, while still in its growth stage. Furthermore, the recently proposed U.S. government tariff rules are not expected to impact TNMG’s operations or this year’s business performance forecasts.”

“Looking ahead to 2025, we are focused on diversifying our media multilingualization and revenue sources, enhancing content commerce and brand performance advertising, and strengthening video and video commerce for monetization. By leveraging technology and data, we aim to capture retail media ad budgets and support our corporate commerce business. Additionally, we will continue to improve operational efficiency and reduce costs using AI technology to automate content creation, martech products, translation, and other tasks.”

“We believe TNL Mediagene is currently undervalued and trading at an attractive level, with a price-to-sales (P/S) ratio of around 0.5x and a price-to-book (P/B) ratio of around 0.4x, while the media, martech and data analytics industries trade well above those ranges. Across the board, we are working to improve our overall profitability structure, EBITDA margin and seize growing opportunities to build value for our stakeholders. Together we believe our efforts can result in continued revenue growth and EBITDA improvement for 2025.”

About TNL Mediagene

TNL Mediagene (NASDAQ: TNMG), a Tokyo based Asian media and technology company, is the product of the May 2023 merger of Taiwan’s The News Lens Co. and Japan’s Mediagene Inc., two leading, independent digital-media groups. Its business includes original and licensed media brands in Chinese, Japanese and English, across a range of subjects, including news, business, technology, science, food, sports and lifestyle; AI-powered advertising and marketing technology platforms in demand by agencies; and e-commerce and creative solutions. It takes pride in its political neutrality, its reach with younger audiences, and its quality. The company has about 500 employees across Asia, with offices in Japan, Taiwan and Hong Kong.

https://www.tnlmediagene.com/

Cautionary Statement Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, that are based on beliefs and assumptions and on information currently available to TNL Mediagene. In some cases, you can identify forward-looking statements by the following words: “may,” “will,” “could,” “would,” “should,” “expect,” “intend,” “plan,” “anticipate,” “believe,” “estimate,” “predict,” “project,” “potential,” “continue,” “ongoing,” “target,” “seek” or the negative or plural of these words, or other similar expressions that are predictions or indicate future events or prospects, although not all forward-looking statements contain these words. Any statements that refer to expectations, projections or other characterizations of future events or circumstances, including strategies or plans, are also forward-looking statements. These statements involve risks, uncertainties and other factors that may cause actual results, levels of activity, performance or achievements to be materially different from those expressed or implied by these forward-looking statements. Forward-looking statements in this communication or elsewhere speak only as of the date made. New uncertainties and risks arise from time to time, and it is impossible for TNL Mediagene to predict these events or how they may affect TNL Mediagene. In addition, risks and uncertainties are described in TNL Mediagene’s filings with the Securities and Exchange Commission. These filings may identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. TNL Mediagene cannot assure you that the forward-looking statements in this communication will prove to be accurate. There may be additional risks that TNL Mediagene presently does not know or that TNL Mediagene currently does not believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In light of the significant uncertainties in these forward-looking statements, you should not regard these statements as a representation or warranty by TNL Mediagene, its directors, officers or employees or any other person. Except as required by applicable law, TNL Mediagene does not have any duty to, and does not intend to, update or revise the forward-looking statements in this communication or elsewhere after the date of this communication. You should, therefore, not rely on these forward-looking statements as representing the views of TNL Mediagene as of any date subsequent to the date of this communication.

Use of Non-IFRS Financial Measures

In this press release we have included adjusted EBITDA, a non-IFRS financial measure, which is a key measure used by our management and board of directors in evaluating our operating performance.

Adjusted EBITDA is our preferred metric for profitability because we believe it facilitates operating performance comparisons on a period-to-period basis and excludes items that we do not consider to be indicative of our core operating performance.

We define adjusted EBITDA as profit (loss) for the period excluding depreciation expenses and amortization expenses as well as extraordinary items associated with one-time events and transactions, such as one-time transaction-related expenses not eligible for capitalization.

Investor Relations Contact: IR@tnlmediagene.com